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17005467

Mail Processing Section

FEB 23 2017

Washington DC 406

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 13079

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Smith, Brown & Groover INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4001 Vineville Avenue
(No. and Street)

Macon	Georgia	31210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Holli C. Edwards 478-474-7004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AGL CPA Group, LLC
(Name – *if individual, state last, first, middle name*)

2810 Premier Pkwy, Ste. 200	Duluth	Georgia	30097
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond H. Smith, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Smith, Brown & Groover, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ANGELENE A. BROWN NOTARY EXPIRES GEORGIA JAN. 2, 2018 PUBLIC BIBB COUNTY

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

AGL CPA Group, LLC
Service + Expertise = Value
2810 Premiere Pkwy, Ste. 200
Duluth, GA 30097
http://aglcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Smith, Brown & Groover, Inc.

We have audited the accompanying statement of financial condition of Smith, Brown & Groover, Inc. (the "Company") as of December 31, 2016, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smith, Brown & Groover, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I through IV has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

AGL CPA Group, LLC

February 22, 2017

Duluth, Georgia

SMITH, BROWN & GROOVER, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS		
Cash	$	138,877
Cash in segregated accounts		101,802
Cash - clearing service escrow deposit		28,386
Securities owned, at fair value		410,251
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $171,735		176,232
Prepaid expenses		21,718
Income tax refund receivable		70,033
Commissions receivable		21,832
Note receivable from Stockholder		11,674
Employee advances		39,000
Fees receivable		75,000
Total assets	$	1,094,805
LIABILITIES		
Payable to customers	$	467
Payable to clearing broker		910
Deferred tax liability		18,206
Accounts payable, accrued expenses and other liabilities		64,507
Total liabilities		84,090
STOCKHOLDER'S EQUITY		
Common stock, $100 par value, 500 shares authorized, 260 shares issued		26,000
Retained earnings		987,384
		1,013,384
Cost of 1 share of common stock held by the Company		(2,669)
Total stockholder's equity		1,010,715
Total liabilities and stockholder's equity	$	1,094,805

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2016

REVENUES	
Revenue from sale of investment company shares	$ 1,916,616
Securities commissions	729,791
Investment advisory fees	451,985
Net trading income (loss)	187,404
Interest	4,078
Margin interest	3,255
Other revenue related to securities business	1,884
Total revenues	3,295,013
EXPENSES	
Compensation and benefits	2,443,348
Occupancy and equipment costs	170,260
Exchange, clearance fees and expenses	163,730
Other	129,395
Regulatory fees and expenses	96,873
Communications	97,500
Data processing costs	41,563
Losses in error account and bad debts	23,401
Total expenses	3,166,070
INCOME BEFORE INCOME TAX PROVISION	128,943
PROVISION FOR INCOME TAXES	
Deferred income tax provision	25,106
Current income tax provision	10,868
	35,974
NET INCOME	$ 92,969

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2016

	Common Stock		Retained Earnings	Treasury Stock	Total
	Shares	Amount			
Balances at January 1, 2016	260	$ 26,000	$ 894,415	$ (2,669)	$ 917,746
Net income			92,969		92,969
Balances at December 31, 2016	260	$ 26,000	$ 987,384	$ (2,669)	$ 1,010,715

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 92,969
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	34,862
(Increase) decrease in:	
Cash segregated under federal and other regulations	(9,028)
Securities owned, net	(43,306)
Prepaid expenses and income taxes	(290)
Income tax refunds receivable	(70,033)
Commissions receivable	32,730
Fees receivable	10,000
Deferred tax benefit	6,900
Employee advances	6,074
Increase (decrease) in:	
Payable to customers	(169)
Payable to clearing broker	(4,077)
Income taxes payable	(30,563)
Accounts payable and other liabilities	(3,859)
Deferred tax liability	18,206
Net cash provided by operating activities	40,416
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment and leasehold improvements	(71,101)
Loan with shareholder, net	236
Net cash used by investing activities	(70,865)

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF CASH FLOWS
(Continued)

For the Year Ended December 31, 2016

NET DECREASE IN CASH	$	(30,449)
CASH AND CASH EQUIVALENTS, beginning		169,326
CASH AND CASH EQUIVALENTS, ending	$	138,877
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Interest paid	$	-
Income taxes paid	$	114,747

The accompanying notes are an integral part of these financial statements.

1. NATURE OF OPERATIONS

Smith, Brown & Groover, Inc. is a securities broker-dealer registered with the SEC and a member of FINRA. The Company's principal products and services are stocks, bonds, mutual funds, insurance, and annuities. The Company's customers are primarily individuals in the middle Georgia area.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities Owned

Proprietary securities (trading securities) transactions in regular-way trades are recorded on the trade-date, as if they had settled at cost. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

All securities are classified as trading securities and are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) ASC 820, *Fair Value Measurements and Disclosures.* As a result, unrealized gains and losses resulting from the difference between fair value and acquisition costs are recorded in the statement of income.

Net Trading Income (Loss)

Net trading income (loss) comprises gains less losses related to trading assets and liabilities and includes all realized and unrealized gains and losses.

Securities Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur and adjusted annually to trade-date basis if materially different from settlement-date basis.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation and Amortization

The Company capitalizes property with a cost of at least $1,000 and a useful life of more than one year. Furniture, equipment, software, and automobiles are depreciated over a period of five to ten years using the straight-line depreciation method. Leasehold improvements are amortized over the economic useful life of the improvement. Depreciation and amortization expense for the year totaled $34,862.

Clearing Broker

The Company clears most of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The payable to clearing broker represents clearing and administrative fees due to the clearing broker in excess of commission receivable from the clearing broker.

Statement of Cash Flows

For the purpose of reporting cash flows, cash and cash equivalents include operating cash in bank accounts and money market funds. Money market funds held in the investment account are treated as investments. Cash segregated under SEC rules and held in escrow for the clearing broker is not a part of operating cash.

Advertising

The Company expenses the cost of advertising the first time the advertising activity takes place. Advertising expenses total $66,239 for the year ended December 31, 2016.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between tax and book depreciation of property and equipment and the basis of marketable securities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from those estimates.

3. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, we as a broker-dealer carrying client accounts, are subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of clients. As of December 31, 2016, cash of $75,000 is segregated in a reserve account.

As of December 31, 2016, cash of $26,802 representing customer funds are also segregated in accordance with Securities and Exchange Commission rules.

4. FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, whether directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following presents the fair value of the Company's Level 2 type assets measured on a recurring basis as of December 31, 2016:

	Level 2
Money market funds	$ 410,251

Total marketable securities at cost were $410,251. Net unrealized gain from market value depreciation was $18,350 during the year ended December 31, 2016.

There were no Level 1 or 3 inputs as of December 31, 2016. There were no liabilities requiring fair market value measurement.

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following, at cost:

Office furniture and equipment	$	149,926
Leasehold improvements		44,914
Automobiles		153,127
		347,967
Less accumulated depreciation		(171,735)
	$	176,232

6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member of FINRA, we are subject to the rules of FINRA, whose capital requirements are substantially the same as Rule 15c3-1. Rule 15c3-1 requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. FINRA may require a member firm to reduce its business if its net capital is less than four percent of aggregate debit items and may prohibit a member firm from expanding its business and declaring cash dividends if its net capital is less than five percent of aggregate debit items. At December 31, 2016, the Company had net capital, as defined by Rule 15c3-1 of $608,853, which is $358,853 above its required net capital of $250,000. The Company's net capital ratio was .11 to 1.

7. SHORT-TERM LOANS

The Company has a $400,000 line of credit with Renasant Bank, with interest accrued on the outstanding balance at the prime rate. At December 31, 2016, there was no debt outstanding. The line of credit is guaranteed by an officer of the Company.

8. EMPLOYEE BENEFITS

The Company has a 401k safe harbor matching plan in which all employees age 21 and over with one year of service are eligible to participate. The Company matches up to 4% of eligible compensation. Employer matching contributions totaled $32,949.

9. RELATED PARTY TRANSACTIONS

Operating Lease

The Company has an operating lease for office space with the stockholder. Rent is $11,000 per month for a term of 5 years beginning January 1, 2016, and ending on December 31, 2020. The lease rate can be adjusted annually but not by more than 10% per annum. Future minimum annual lease payments for the term of the office lease are $528,000. Total rent paid under the lease was $132,000 for the year ended December 31, 2016.

Note Receivable

The shareholder note is renewable annually and bears interest at the rate of 3.25% per annum. Interest on the note is due on or before December 31 of each year.

10. INCOME TAXES

The 2016 taxable income differs from net income on the statement of income because of nondeductible expenses, a difference between book and tax depreciation, unrealized losses on marketable securities held for investment and deductible carryover losses on marketable securities.

The net deferred tax liability in the accompanying statement of financial condition includes the following amounts of deferred tax assets and liabilities:

Deferred tax liabilities	$	(18,206)
Deferred tax assets		-
Net deferred tax liability	$	(18,206)

The deferred tax liability results from the difference between tax and book basis of depreciable property.

Under the provisions of FASB ASC 740-10-25, the company must recognize the tax benefit associated with uncertain tax positions taken for tax purposes when it is more likely than not the position will be sustained under review by the Internal Revenue Service (IRS). The Company does not believe there are any uncertain tax positions and, accordingly, it has not recognized any liability for unrecognized tax benefits.

11. OPERATING LEASES

In addition to the office lease disclosed in Note 9, the Company entered into a 60-month non-cancellable lease for a new copier in 2014 that expires November 2019. The non-cancellable lease expense for 2016 was $5,040. The future minimum payments under the lease are:

Year ended December 31,		
2017	$	5,040
2018		5,040
2019		4,200
	$	14,280

12. CONCENTRATIONS

The Company has diversified its credit risk for cash by maintaining deposits in two banks. Accounts at each institution are insured entirely by the Federal Deposit Insurance Corporation (FDIC). Cash held in brokerage accounts totaled $4,088 and is fully protected by the Securities Investor Protection Corporation.

The Company derived 10% of its total revenue from the sale of mutual funds and mutual fund dealer commissions and 48% of its total revenue from the sale of annuities during the year ended December 31, 2016. The Company received 81% of its commissions from annuity sales from three issuers.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

13. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 20, 2017, the date upon which the Company's financial statements were available for issue. The Company has not evaluated subsequent events after this date.

AGL CPA Group, LLC
Service + Expertise = Value
2810 Premiere Pkwy, Ste. 200
Duluth, GA 30097
http://aglcpa.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY SCHEDULE OF EXPENSES

To the Board of Directors of
Smith, Brown & Groover, Inc.

We have audited the financial statements of Smith, Brown & Groover, Inc. as of and for the year ended December 31, 2016, and our report thereon dated February 20, 2017, which expressed an unmodified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The Schedule of Expenses is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

AGL CPA Group, LLC

February 22, 2017

Duluth, Georgia

SMITH, BROWN & GROOVER, INC.

SUPPLEMENTARY SCHEDULE OF EXPENSES

For the Year Ended December 31, 2016

COMPENSATION AND BENEFITS	
Commissions to registered representatives	$ 660,524
Stockholder's compensation	975,635
Clerical salaries	639,902
Insurance - employee benefits	72,311
Payroll taxes	60,677
Profit sharing plan expense	34,299
	2,443,348
OCCUPANCY AND EQUIPMENT COST	
Rent	132,000
Building insurance	2,024
Utilities	29,409
Equipment rental	6,827
	170,260
EXCHANGE, CLEARANCE FEES AND EXPENSES	
Exchange fees	1,883
Clearing broker administrative fees	57,202
Clearance fees	104,645
	163,730
OTHER	
Automobile expense	7,236
Contributions	1,250
Dues and subscriptions	2,764
Depreciation and amortization	34,862
Interest and penalties	28
Repairs and maintenance	21,187
Office miscellaneous	18,648
Meals and entertainment	7,834
Temporary labor	1,800
Conference and travel	22,321
Consulting	9,151
Dues, fees and assessments	2,314
	129,395

SMITH, BROWN & GROOVER, INC.

SUPPLEMENTARY SCHEDULE OF EXPENSES (continued)

For the Year Ended December 31, 2016

REGULATORY FEES AND EXPENSES		
Professional fees	$	37,536
Insurance - errors and ommissions		17,035
Insurance and bond - required		3,775
Taxes, licenses, and fees		38,527
		96,873
COMMUNICATIONS		
Office supplies		16,628
Telephone		4,343
Postage		10,290
Advertising		66,239
		97,500
LOSSES IN ERROR ACCOUNT AND BAD DEBTS		
Errors and omissions		23,401
DATA PROCESSING COSTS		
Computer software service and maintenance fees		41,563
	$	3,166,070

SMITH, BROWN & GROOVER, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2016

NET CAPITAL		
Total stockholder's equity from statement of financial condition	$	1,010,715
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		1,010,715
Add:		
Other (deductions) or allowable credits		-
Total capital		1,010,715
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net		176,232
Employee loans, uncollateralized		50,674
Prepaid expenses		21,718
Prepaid income taxes		70,033
Commissions and fees receivable		75,000
Total deductions and/or charges		393,657
Net capital before haircuts on securities positions		617,058
Haircuts on securities:		
Trading and investment securities		-
Other securities		8,205
Total haircuts on securities		8,205
Net capital	$	608,853

SMITH, BROWN & GROOVER, INC.

SCHEDULE I (continued)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2016

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT (continued)		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	4,392
Minimum dollar net capital requirement of reporting broker	$	250,000
Net capital requirement (greater of the above)	$	250,000
Excess net capital	$	358,853
Net capital less the greater of 10% of AI or 120% of minimum net capital	$	308,853
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from Statement of Financial Condition		65,884
Total aggregate indebtedness	$	65,884
Percentage of aggregate indebtedness to net capital		11%

SMITH, BROWN & GROOVER, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2016

CREDIT BALANCES:		
Free and other credit balances in customers' security accounts		467
DEBIT BALANCES:		
Debit balances in customers' cash and margin accounts	$	-
RESERVE COMPUTATION:		
Excess of total credits over total debits	$	467
105% of total credits over total debits	$	490
Amount held on deposit in Reserve Bank Account	$	75,000
Required deposit	$	490

SMITH, BROWN & GROOVER, INC.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2016

State the market value and the number of items of:

1. Customers' fully paid securities and excess margin securities not in respondent's possession or control as of the report date (for which instructions were issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).

	$ 0
Number of items	0

2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags resulting from normal business operations" as permitted under Rule 15c3-3.

	$ 0
Number of items	0

3. Possession and control procedures have been tested and are functioning as required by Rule 15c3-3. (Y or N)

X	Yes
	No

SMITH, BROWN & GROOVER, INC.

SCHEDULE IV
RECONCILIATION WITH COMPANY'S COMPUTATIONS

December 31, 2016

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	608,853
Net effect of other audit and closing adjustments on net income and equity		-
		-
Net capital per audited Schedule I	$	608,853

There were no differences between the Company's computation of reserve requirements and the audited computation of reserve requirements under Rule 15c3-3.

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

AGL CPA Group, LLC
Service + Expertise = Value
2810 Premiere Pkwy, Ste. 200
Duluth, GA 30097
http://aglcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Smith, Brown & Groover, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Smith, Brown & Groover, Inc. (the "Company") and SIPC, the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for it's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check 073490), noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (audited trial balance), noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (audited trial balance) supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

AGL CPA Group, LLC

February 22, 2017
Duluth, Georiga

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

013079 FINRA DEC
SMITH BROWN & GROOVER INC
4001 VINEVILLE AVE
MACON GA 31210-5039

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Holli C. Edwards 478-474-7004

2. A. General Assessment (item 2e from page 2) $2,542

B. Less payment made with SIPC-6 filed (exclude interest) (719)
07/14/2016
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) 1,823

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $1,823

G. **PAYMENT: √ the box**
Check mailed to P.O. Box [✓] **Funds Wired** [ ]
Total (must be same as F above) $1,823

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SMITH, BROWN & GROOVER, INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

PRESIDENT
(Title)

Dated the 15 day of JANUARY, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$3,295,013
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,918,500
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	104,645
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	187,405
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	66,239
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $1,302	
Enter the greater of line (i) or (ii)	1,302
Total deductions	2,278,091
2d. SIPC Net Operating Revenues	$1,016,922
2e. General Assessment @ .0025	$2,542

(to page 1, line 2.A.)

AGL CPA Group, LLC
Service + Expertise = Value
2810 Premiere Pkwy, Ste. 200
Duluth, GA 30097
http://aglcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Smith, Brown & Groover, Inc.

We have examined Smith, Brown & Groover, Inc.'s statements, included in the accompanying Compliance Report, that (1) Smith, Brown & Groover, Inc.'s internal control over compliance was effective during the most recent fiscal year ended December 31, 2016; (2) Smith, Brown & Groover, Inc.'s internal control over compliance was effective as of December 31, 2016; (3) Smith, Brown & Groover, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2016; and (4) the information used to state that Smith, Brown & Groover, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Smith, Brown & Groover, Inc.'s books and records. Smith, Brown & Groover, Inc.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Smith, Brown & Groover, Inc. with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or NASD Rule 2340 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of Smith, Brown & Groover, Inc. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Smith, Brown & Groover, Inc.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Smith, Brown & Groover, Inc.'s internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2016; Smith, Brown & Groover, Inc. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2016; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2016 was derived from Smith, Brown & Groover, Inc.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Smith, Brown & Groover, Inc.'s compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Smith, Brown & Groover, Inc.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Smith, Brown & Groover, Inc.'s statements referred to above are fairly stated, in all material respects.

AGL CPA Group, LLC

February 22, 2017

Duluth, Georgia

SBG
SMITH, BROWN
AND GROOVER, INC.
WEALTH MANAGEMENT

Smith Brown & Groover, Inc.'s Compliance Report

Smith, Brown & Groover, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2016;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2016;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2016; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

I, Raymond H. Smith, Jr., or affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

President
12/31/2016

4001 Vineville Ave. Macon, GA 31210 | ph. 478-474-7004 | f. 478-474-8114 | www.smithbrownandgroover.com